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Exhibit 21.1

List of Subsidiaries of TransMontaigne Partners L.P. at December 31, 2008

Ownership of subsidiary	Name of subsidiary	Trade name	State/Country of organization
100%	TransMontaigne Operating GP L.L.C.	None	Delaware
100%	TransMontaigne Terminals L.L.C.	None	Delaware
100%	TLP Finance Corp.	None	Delaware
100%	TLP Mex L.L.C.	None	Delaware
100%	TPSI Terminals L.L.C.	None	Delaware
100%	TransMontaigne Operating Company L.P.	None	Delaware
100%	Razorback L.L.C.	None	Delaware
100%	TLP Operating Finance Corp.	None	Delaware
100%	TMOC Corp.	None	Delaware
100%	TPME L.L.C.	None	Delaware
100%	Penn Octane de Mexico, s. de R.L.de C.V.	None	Mexico
100%	Tergas, s. de R.L. de C.V.	None	Mexico
100%	Termatsal, s. de R.L. de C.V.	None	Mexico

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List of Subsidiaries of TransMontaigne Partners L.P. at December 31, 2008